EXHIBIT 99.2

Dunxin Financial Holdings Limited Announces the Change of Auditor

WUHAN, HUBEI, China—March 4, 2019 — Dunxin Financial Holdings Limited ("Dunxin" or the "Company") (NYSE American: DXF), a leading licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, today announced the change of auditor from RT LLP to Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as its independent registered public accounting firm for the fiscal year ended December 31, 2018. The Audit Committee and the Board of Directors of the Company approved the appointment of Marcum BP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2018.

In connection with the change of auditor, the Company provides that during the Company’s fiscal years ended December 31, 2017 and 2016 and through the subsequent interim period on or prior to the resignation of the former auditors: (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals, small and medium-sized enterprises. Sponsored by the China Micro-credit Companies Association and co-organized by the local associations, the National Excellent Microfinance Company Award 2018 is one of the most well-recognized and authoritative award campaigns in China's micro-credit industry. A total of 398 micro-credit companies across the country were shortlisted for the prize, and because of its comprehensive strength and brand name, we were accredited as a National Excellent Microfinance Company in December 2018. We were awarded as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Unit of Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People's Government of Wuchang District in July 2017. The Group has a strong capital base and professional credit business experience in microfinance industry. For more information, please visit the Company's website at www.dunxin.us.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

Dunxin Financial Holdings Limited

Ms. Claire Chen

Telephone: +86 (27) 8851 7899

Email: ir@dunxin.us